Exhibit 99.3

IDEX INTERIM REPORT FIRST QUARTER 2021

INTERIM REPORT FIRST QUARTER 2021 CEO’S COMMENTS In 2018, IDEX embarked on a new, focused strategy to reposition the company as the leading provider of fingerprint biometric solutions for payment cards and adjacent market applications. The demanding technical challenges of these applications required new, highly differentiated solutions to be developed and a revised go-to-market approach to serve a fragmented, still-evolving market space. A new management team is executing on this strategy, and I am pleased to report our focused efforts are paying off. Our momentum is accelerating. Our latest generation solution, TrustedBio™, introduced in February 2020, has been extremely well received and is at the core of industry partnerships and customer engagements that will drive our expected revenue growth. TrustedBio is a family of products whose superior performance is enabled by patented and proprietary innovations in fingerprint image capture, extraction, and matching, and, through industry-leading silicon integration, unmatched power management, component reduction, and design flexibility, all within the standard ISO/IEC payment card format. For fingerprint biometrics to “cross the chasm,” in Geoffrey Moore’s words, in our targeted markets, solutions cannot be based on retrofitting yesterday’s biometric technologies that were successful in very different applications, such as mobile phones, which have relatively unlimited battery and processing power and much less demanding physical constraints. TrustedBio is enabling customers, whether card manufacturers, system integrators, or card issuers, to achieve the lowest solution costs, the necessary security, and high levels of cardholder satisfaction. Our go-to-market strategy addresses the current structure of the market space and the various requirements of our customers. To accelerate the adoption of card-based biometric authentication, we have partnered with leading vendors of Secure Element (SE) microprocessors, integrating our solutions into vendors’ proprietary NFC1, secure storage, and card operating system functions. Similarly, we have partnered with card manufacturers and systems integrators, which also may be our customers, to enable the implementation of turnkey solutions by early-adopting card issuers. Our emphasis is on providing the lowest cost, highest performance solutions, but doing so with a product offering that affords maximum design flexibility. A customer’s specific card design needs can be met, using all of our TrustedBio solution, or elements thereof, depending on which SE architecture the customer requires. 1 Near-field Communication

INTERIM REPORT FIRST QUARTER 2021 Evidence of our momentum is seen in the robust relationship we have with IDEMIA, a worldwide leader in identity authentication solutions. Elements of our TrustedBio solution are integrated into IDEMIA’s F.CODE payment card platform, which uses IDEMIA’s own secure element. F.CODE was the first product line of fully EMV-compliant2 cards introduced to the market, and represents the initial large-scale deployment of TrustedBio. We have begun shipments against production orders to IDEMIA and channel partner ZWIPE. As adoption accelerates, we anticipate sustained revenue growth through the fourth quarter, and into the coming years. Another indication of momentum is the expanding position we have with card manufacturers pursuing the card-based hardware wallets for the People’s Bank of China’s Digital Currency/ Electronic Payment initiative. We have partnered with secure element-developers and leading card manufacturers in China, to develop card-based digital wallets secured by fingerprint biometrics. We believe this initiative, one of an estimated 60 programs worldwide involving research into central bank administered digital currencies, is a harbinger of a rapidly approaching future in which paper-based currency is replaced, in part, by payment cards secured by biometric authentication. Our involvement in the early development of the Chinese initiative is advantageous, as the potential of this concept expands our available market opportunity many times over. Although I cannot take credit personally for the 2018 change in IDEX’s strategy, it is now clear this was a sound decision. Commercial interest in card-based biometric authentication is growing globally at an accelerating pace, and an ecosystem up and down the supply chain is developing. With opportunities in payment cards, access control, and, potentially, digital currencies, I believe IDEX has a promising future. Vince Graziani, CEO, IDEX Biometrics ASA 2 EMVCo, an industry consortium controlled and funded by payment network operators Visa, Mastercard, JCB, American Express, China UnionPay, and Discovery Financial Services, maintains industry security standards for credit, debit, and prepaid smart cards.

INTERIM REPORT FIRST QUARTER 2021 FIRST QUARTER HIGHLIGHTS First Quarter Financial Results o For the first quarter of 2021, IDEX recorded consolidated revenue of $624 thousand compared to $100 thousand for the first quarter of 2020, an increase of 524%, resulting from sustained shipments to an important early-adopter implementing a global network access control solution based on our second-generation solution. Revenue rose about 4% sequentially, i.e., from the fourth quarter of 2020, also reflecting these sustained shipments. o Total operating expenses in the first quarter of 2021 were $8.1 million, compared to $6.4 million in the first quarter of 2020, representing an increase of about 27%. While personnel expenses increased with higher number of employees, the majority of the year-over-year increase was associated with costs associated with financing activities, Purchases, net of inventory change, increased by $201 thousand in the first quarter of 2021, compared to the first quarter of 2020. This increase was due to an increase in the consumption of purchased raw materials and finished goods associated with increased product sales. On a pro forma basis for the first quarter of 2021, the Company recorded a gross profit margin on Revenue of about 65%. For the first quarter of 2020, a similarly calculated pro forma gross profit margin was approximately 81%, reflecting the high percentage of service-related revenue recognized in that period. Service-related revenue generally is characterized by relatively low accompanying materials cost, and as such, higher margin. o In February 2021, the Company completed a private placement of common shares, raising $27.2 million. Also, during the first quarter, IDEX completed the process of registering 60.0 million common shares in the United States, and the Nasdaq listing of 800,000 American Depositary Shares, each representing 75 shares of common stock. o James A. Simms was appointed as Chief Financial Officer. Mr. Simms has extensive experience with publicly listed companies across high technology. Commercial and Market Updates o IDEX’s customer and partner, IDEMIA, launched the second generation of its F.CODE payment card, which utilizes IDEX’s TrustedBio sensor. The F.CODE card is the most highly integrated solution available today, leading the industry in terms of biometric performance and card integration efficiency. o IDEX achieved certification from China UnionPay, China’s largest provider of bank card services and transaction networks, for a biometric payment card based on TrustedBio

INTERIM REPORT FIRST QUARTER 2021 developed with our partner Goldpac Group, a leading Chinese developer of financial services technologies. This is IDEX’s second certification with a card manufacturer on the China UnionPay payment network. o IDEX made further progress in pursuit of the emerging Digital Currency Electronic Payment (DC/EP) initiative of the People’s Bank of China: IDEX’s fingerprint sensors and biometric technologies featured in Digital Renminbi Hardware Wallet trials being run by the Postal Savings Bank of China. Goldpac has selected IDEX as a strategic technology partner and has placed initial orders with IDEX in support of the DC/EP initiative. Chutian Dragon, a leading, independent card manufacturer in China, expanded its ongoing collaboration with IDEX to include development of a digital currency solution for the DC/EP initiative.

INTERIM REPORT FIRST QUARTER 2021 OUR BUSINESS IDEX is an innovative developer of fingerprint identification and authentication solutions based on patented and proprietary sensor technologies, circuit designs, and software. The Company also licenses its technologies to third parties. Manufacturing is outsourced to large and established semiconductor fabrication companies, along with other established providers of components and manufacturing services. In 2020, IDEX launched its next-generation solution, the TrustedBio family of products. This third generation of products was specifically designed to substantially reduce biometric payment cards costs and manufacturing challenges, while improving both performance and security. Products and Technology The Company’s portfolio of products includes fingerprint sensors, fingerprint ASICs (i.e., proprietary application specific integrated circuits delivering certain extraction, matching, and other functions), and remote enrollment solutions. The Company’s fingerprint solutions can be used in dual interface, contactless-only, and contact-only payment cards. The Company’s fingerprint solutions offer a complete biometric authentication capability integrating fingerprint image sensing, biometric processing, and system power management functions. The Company offers a complementary remote enrollment solution, addressing a long-standing obstacle to adoption of fingerprint authentication in payment cards. Using the Company’s patented remote enrollment solutions, cardholders can easily store their fingerprints and activate their cards remotely (i.e., without the need to visit a bank branch), and at no point are communicating sensitive biometric information to third parties. The Company’s sensors utilize a patented off-chip design, which separates the fingerprint sensor into two components sharing a single package: a flexible, polymer-based sensor array and a separate ASIC (described above). Competitive solutions utilize semiconductor-based image sensors, which are rigid and, as such, can be problematic when used in a payment card form factor. Also, the cost of semiconductor-based image sensors is a function of their size, and, as such, reduction of sensor costs has led to smaller, less effective sensors in competitive solutions. IDEX’s capacitance-based sensor is flexible and cost-efficient, while, given its relative size, delivering superior image capture. Our Opportunity The market for biometric payment cards has been slower to develop than forecasters and market participants expected. While an assessment of the reasons for this delay in market development is beyond the scope of this document, the Company’s strategy since 2018 has been to address the primary supply-side cause of this development: the cost of an effective solution. With TrustedBio, we believe IDEX offers a biometric authentication solution with the highest level of performance at a compelling

INTERIM REPORT FIRST QUARTER 2021 price point, positioning the Company to achieve its goal of becoming the leading provider of fingerprint biometric solutions for payment cards and adjacent market applications. Impact of COVID-19 Since March 2020, all IDEX travel and face-to-face meetings ceased, and most staff were asked to work from home. Staff that needed to work at an IDEX facility, did so in line with local government guidelines. There have not been any significant delays in development projects. However, the pandemic did cause certain, short-term customer delays in 2020, including the temporary postponement of contract-related activities (e.g. the start-date of certain biometric card pilots). Changes to IDEX Leadership Effective April 26, 2021, James A. Simms was appointed Chief Financial Officer (CFO) of IDEX joining IDEX from Vicor Corporation, for which, since 2008 he served as CFO, Treasurer, and Corporate Secretary. He also was a member of Vicor’s board of directors. At Vicor, he played a key role in repositioning the company strategically and organizationally, leading to a substantial reorganization of operations and an order of magnitude expansion of market capitalization. May 11, 2021 The board of directors of IDEX Biometrics ASA

INTERIM REPORT FIRST QUARTER 2021 FINANCIAL REVIEW Statements of profit and loss IDEX recorded consolidated revenue of $624 thousand in the first quarter of 2021, up from $100 thousand in the corresponding period of 2020. Revenue recorded in the current period was primarily related to sales of sensor solutions, while revenue in the first quarter of 2020 was primarily associated with the delivery of engineering services. Total operating expenses in the first quarter of 2021 were $8.1 million, compared to $6.4 million in the first quarter of 2020. Purchases, net of inventory change, increased by $201 thousand in the first quarter of 2021, compared to the first quarter of 2020. This increase was due to an increase in the consumption of purchased raw materials and finished goods associated with increased product sales.     Payroll expenses, the Company’s largest expense category, were $5.1 million in the first quarter of 2021, up from $4.7 million in the corresponding period of 2020. Payroll cost, excluding share-based compensation, was $4.3 million in the first quarter of 2021, compared to $4.2 million in the first quarter of 2020. The change largely reflects impact of employer taxes on prior year bonuses paid in shares that vested in the first quarter of 2021. IDEX’s staff, including both employees and individual contractors, was 100 full-time equivalents (FTE) at March 31, 2021, up from 97 FTE at December 31, 2020. The staff is comprised of 92 FTE employees and eight FTE individual contractors. Research and development expenses, net of research support, were $0.6 million in the first quarter of 2021, compared to $40 thousand in the first quarter of 2020, which included research contributions of $0.8 million. Excluding research contributions, research and development expenses were $0.8 million in the first quarter of 2020. Other operating expenses, mainly expenses related to sales, marketing, and administration, amounted to $1.7 million in the first quarter of 2021. Other operating costs included $0.2 million of costs in associated with the listing on NASDAQ of American Depositary Shares representing IDEX’s common shares. Other operating expenses in the first quarter of 2020 were $1.2 million. Operating expenses in the first quarter of 2021 included stock-based compensation of $0.8 million and costs related to listing on Nasdaq of $0.2 million. Operating expenses in the first quarter of 2020 included $0.5 million of stock-based compensation. Amortization and depreciation charges were $454 thousand in the first quarter of 2021, compared to $429 thousand in the corresponding period in 2020. The increase year-on-year is primarily due to IDEX’s investment in various laboratory equipment and engineering tools in 2020. Net financial items amounted to an expense of $56 thousand in the first quarter of 2021, compared to an expense of $164 thousand in the first quarter of 2020. The variation in net financial items between periods is mainly caused by fluctuations of the exchange rate of the U.S. Dollar to other currencies.

INTERIM REPORT FIRST QUARTER 2021 The Company recorded no income tax expense in the first quarter of 2021 and an income tax credit of $101 thousand for the first quarter of 2020, due to the use of tax credits in the U.S. and UK. The Company recorded a net loss of $7.5 million in the first quarter of 2021, compared to a net loss of $6.3 million in the first quarter of 2020. Loss per weighted average basic share was $0.01 in the first quarter of 2021 and 2020, respectively. Financial position The main assets held on the statement of financial position are cash and acquired intangible assets, representing 84% and 9% of total assets, respectively. The acquired intangible assets and intellectual property rights included goodwill of $969 thousand and amortizing assets with a net book value of $2.3 million at March 31, 2021. The corresponding values at December 31, 2020 were $969 thousand and $2.4 million, respectively. IDEX’s self-developed intellectual property rights and product development costs are generally not recorded on the statement of financial position because they do not satisfy the criteria for capitalization. No development expenses were capitalized to date during 2021 or 2020. Tangible fixed assets amounted to $1.6 million at March 31, 2021, down from $1.7 million at December 31, 2020. Fixed assets are comprised of scientific and test equipment, engineering tools, leasehold outfitting, office equipment, and furniture with useful lives of three to seven years. Inventory was $912 thousand at March 31, 2021, compared to $859 thousand at December 31, 2020. Inventory consists primarily of components (raw materials), work-in-progress, and outside manufactured fingerprint sensor products (finished goods). As a result of significant and uncertain lead times for certain components, IDEX holds both raw material and finished goods inventories to satisfy expected demand for deliveries with short notice. There were customer accounts receivable of $537 thousand at March 31, 2021, compared to $487 thousand at December 31, 2020. The increase in receivables was primarily the result of increased product shipments during the period.     At March 31, 2021, the Company had a cash balance of $25.9 million, compared to $7.3 million at December 31, 2020. On February 15, 2021, IDEX completed a private placement of shares, raising $27.2 million before expenses. Equity was $31.5 million at March 31, 2021, compared to $12.5 million at December 31, 2020. The net increase was the result of the share issuance and the net loss recorded for the period.     At March 31, 2021, the Company had no debt to financial institutions or lenders. Total short-term liabilities were $3.8 million at March 31, 2021, compared to $4.2 million at December 31, 2020. Variations between quarters are caused by activity levels, payment terms, and timing of deliveries.

INTERIM REPORT FIRST QUARTER 2021 Net working capital (i.e., short-term assets less short-term liabilities, excluding cash) was $3.2 million at March 31, 2021, compared to $2.9 million at December 31, 2020. Should revenue increase in future quarters, as the Company expects, net working capital will increase, as levels of inventory and customer accounts receivable, partially offset by an increase in trade payables, likely will rise with such revenue. Liquidity The Company’s cash outflow from operating activities was $6.8 million in the first quarter of 2021, compared to cash outflow of $5.2 million in the first quarter of 2020. The main operating cash items are the operating losses in each period, less non-cash expenses, including share-based compensation, depreciation, and amortization. Working capital varies between quarters, mainly due to fluctuating levels of collections from customers and disbursements to vendors. The Company invested $70 thousand in property and equipment during the first quarter of 2021, compared to $22 thousand in the first quarter of 2020. The Company raised $27.2 million before expenses through a private placement of shares on February 15, 2021. IDEX’s balance sheet solvency, defined as the cash position less the net amount of accounts receivable and short-term liabilities, amounted to $24.1 million at March 31, 2021, compared to $5.8 million at December 31, 2020. The increase was primarily the result of the private placement in February 2021, offset by the net loss for the period.

INTERIM REPORT FIRST QUARTER 2021

INTERIM CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

		Quarters		Full year
Amounts in USD 1,000	Note	Q1 2021	Q1 2020	2020
Operating revenue				
Product revenue	4	**623**	53	1,013
Service revenue	4	**1**	47	82
Total revenue		**624**	100	1,095
Operating expenses				
Purchases, net of inventory change		**220**	19	275
Payroll expenses	5	**5,101**	4,677	17,672
Research and development expenses	6	**608**	40	1,895
Other operating expenses	7	**1,713**	1,191	5,936
Amortization and depreciation	8	**454**	429	1,719
Total operating expenses		**8,096**	6,356	27,497
Loss from operations		**(7,472)**	(6,256)	(26,402)
Finance income	9	5	19	26
Finance cost	9	(61)	(183)	(477)
Loss before tax		**(7,529)**	(6,420)	(26,853)
Income tax expense	**10**	**-**	101	99
Net loss for the period		**(7,529)**	(6,319)	(26,754)
Loss per share, basic and diluted (USD)	**11**	**(0.01)**	(0.01)	(0.03)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Quarters		Full year
Amounts in USD 1,000	Q1 2021	Q1 2020	2020
Net loss for the period	**(7,529)**	(6,319)	(26,754)
Foreign currency exchange differences	**(91)**	717	670
Total comprehensive income (loss) for the period, net of tax	**(7,620)**	(5,602)	(26,084)

INTERIM REPORT FIRST QUARTER 2021
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Amounts in USD 1,000    Note March 31, 2021 March 31, 2020 December 31, 2020
Assets
Non-current assets
Goodwill     969 786 968
Intangible assets     2,323 2,090 2,442
Total intangible assets     3,292 2,876 3,410
Property, plant and equipment     1,612 1,782 1,667
Right-of-use assets     812 1,120 1,016
Non-current receivables     79 139 75
Total non-current assets    8 5,795 5,917 6,168
Current assets
Inventory    13 912 588 859
Trade receivables     537 79 487
Prepaid expenses     1,088 692 1,031
Other current receivables     1,277 618 1,163
Total receivables and prepaid expenses     2,902 1,389 3,540
Cash and cash equivalents     25,892 7,001 7,298
Total current assets     29,706 8,978 10,838
Total assets     35,501 14,895 17,006
Equity and liabilities
Equity
Share capital     18,760 15,445 17,251
Share premium     27,865 197,638 3,608
Other paid-in capital     19,470 16,365 18,664
Total paid-in capital    12 66,095 229,448 39,523
Foreign currency translation effects     (12,413) (67,092) (12,322)
Accumulated loss     (22,216) (152,064) (14,687)
Total equity     31,466 10,292 12,514
Non-current liabilities
Deferred tax liabilities     - 1
Non-current lease liabilities     238 483 327
Total non-current liabilities     238 484 327
Current liabilities
Accounts payable     593 620 631
Income tax payable     - 95 -
Current lease liabilities     610 663 731
Public duties payable     302 289 320
Other current liabilities     2,292 2,452 2,483
Total current liabilities     3,797 4,119 4,165
Total liabilities     4,035 4,603 4,492
Total equity and liabilities     35,501 14,895 17,006

INTERIM REPORT FIRST QUARTER 2021

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Amounts in USD 1,000	Note	Share capital	Share premium	Other paid-in capital	Foreign currency translation effects	Accumulated loss	Total equity
Balance at January 1, 2021		**17,251**	**3,608**	**18,664**	**(12,322)**	**(14,687)**	**12,514**
Share issue 15 Feb	12	1,485	24,028				**25,513**
Share issue 9 Mar (SR exercise)	5,7,12	5	20				**25**
Employee Share Purchase Program	5,7,12	19	209				**228**
Share-based compensation	5,7,12			806			**806**
Loss for the period						(7,529)	**(7,529)**
Other comprehensive income					(91)		**(91)**
Balance at March 31, 2021		**18,760**	**27,865**	**19,470**	**(12,413)**	**(22,216)**	**31,466**
Balance at January 1, 2020		**15,445**	**197,639**	**15,903**	**(12,992)**	**(198,183)**	**17,812**
Share-based compensation	5,7,12			458			**458**
Loss for the period						(6,319)	**(6,319)**
Other comprehensive income					579		**579**
Balance at March 31, 2020		**15,445**	**197,639**	**16,361**	**(12,413)**	**(204,502)**	**12,530**
Balance at January 1, 2020		**15,445**	**197,639**	**15,903**	**(12,992)**	**(198,183)**	**17,812**
Share issue 11 May	12	983	8,985				**9,968**
Share issue 29 May (board remun.)	5,7,12	7		39			**46**
Share issue 1 July (compstn.)	5,7,12	70		615			**685**
Share issue 9 November	12	746	7,234				**7,980**
Employee Share Purchase Program	5,7,12			52			**52**
Share-based compensation	5,7,12			2,055			**2,055**
Loss for the year						(26,754)	**(26,754)**
Allocation of Share Premium			(210,250)			210,250	
Other comprehensive income					670		**670**
Balance at December 31, 2020		**17,251**	**3,608**	**18,664**	**(12,322)**	**(14,687)**	**12,514**

INTERIM REPORT FIRST QUARTER 2021
CONSOLIDATED STATEMENTS OF CASH FLOWS
Quarters Full year
Amounts in USD 1,000    Note Q1 2021 Q1 2020 2020
Operating activities
Profit (loss) before tax     (7,529) (6,420) (26,853)
Amortization and depreciation expense    8 454 429 1,719
Share-based compensation expense     806 513 2,755
Change in inventories     (52) (16) (139)
Change in accounts receivables     (50) (59) (414)
Change in accounts payable     (39) 217 141
Change in other working capital items     (247) 12 (618)
Other operating activities     (218) 197 579
Interest expense    9 (5) (20) (27)
Taxes paid     - (16) (437)
Net    cash flow from operating activities (6,880) (5,163) (23,294)
Investing activities
Purchases of property, plant and equipment    8 (70) (22) (152)
Purchases of intangible assets     - - (181)
Payments on non-current receivables     (4) - 75
Interest received    9 4 19 26
Net    cash flow used in investing activities (70) (3) (232)
Financing activities
Net proceeds from issue of shares     25,755 (1) 18,731
Paid, not registered capital     - - -
Payments on lease liabilities    8 (215) (192) (793)
Payment related to a financed asset purchase     - (500) (500)
Net    cash flow from financing activities 25,540 (194) 17,438
Net    change in cash and cash equivalents 18,590 (5,861) (6,088)
Effect of foreign exchange rate changes     4 (1,265) (740)
Opening cash and cash equivalents balance     7,298 14,126 14,126
Cash and cash equivalents at March 31     25,892 7,001 7,298

INTERIM REPORT FIRST QUARTER 2021 NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS 1 IDEX and its business IDEX Biometrics ASA specializes in the design, development, and sale of fingerprint identification and authentication solutions based on patented and proprietary sensor technologies, circuit designs, and software. IDEX’s largest potential market is the biometric payment card market. The Company is a public limited liability company incorporated and domiciled in Norway. The address of the head office is Dronning Eufemias gate 16 at NO-0191 Oslo, Norway. The Company’s shares are listed at Oslo Børs, the stock exchange in Oslo, under the ticker IDEX. Since March 1, 2021, the Company has registered 60,000,000 shares with the U.S. Securities and Exchange Commission, in association with the listing of 800,000 American Depositary Shares (each representing 75 shares) on the Nasdaq Capital Market, under the ticker IDBA. IDEX holds wholly-owned subsidiaries in the United States, the United Kingdom, and the People’s Republic of China. The subsidiaries provide technical development services, sales facilitation, marketing assistance, and/or logistics processing for the parent. 2 Basis of preparation and accounting policies These interim financial statements for the three months ended March 31, 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2020, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in conformity with IFRS as adopted by the European Union. The going concern assumption has been applied when preparing this interim financial report. See note 3. This interim financial report has not been subject to audit. Amounts presented may not sum due to rounding. The report was approved by the board of directors on May 11, 2021. The accounting policies applied are consistent with those applied in the previous financial year. 3 Risks It is the duty of the board of directors to duly present the principal risks of IDEX and its business. The Company’s major risk is its business risk, meaning the ability to generate revenue and earn profit. Future revenue generation will depend, among other factors, on IDEX’s ability to market and deliver technically sound, cost-effective, and competitively differentiated products, and the Company’s ability to legally protect its intellectual property rights. The ability to generate future revenue is also highly dependent on the development of a market for biometric payment cards. IDEX currently generates insufficient revenue and operates at a significant loss. Until such time as the Company can generate significant revenue from product sales and services, the Company expects to finance its operations through a combination of public or private equity offerings, and debt financings.

INTERIM REPORT FIRST QUARTER 2021

IDEX completed a private placement of common shares on February 15, 2021, raising $27.2 million before expenses. Net equity amounted to $31.5 million and balance sheet solvency amounted to $24.1 million at March 31, 2021. As of March 31, 2021, the Company had $25.9 million in cash and no debt to financial institutions.

The biometric payment card market is an emerging market, and, as is common in most emerging markets, the timing of revenue is difficult to predict with any certainty or precision. IDEX is monitoring its cash position closely, forecasting expenses and working capital requirements.

IDEX's assets are primarily made up of cash, working capital, and intangible assets. The Company is funded by equity and supplier debt. As of March 31, 2021, the Company had no indebtedness to financial institutions or other lenders. IDEX maintains liquidity by investing available funds in floating-interest rate bank accounts. The Company's exposure to currency exchange rates is managed by maintaining an appropriate mix of cash deposits in the various currencies IDEX utilizes for its operations. The Company does not engage in any active hedging strategies. The U.S. Dollar is the dominant currency of the Company's receivables and payables.

COVID-19

The future progression of the pandemic and its effects on the Company's business and operations are uncertain. The Company continues to monitor the potential impact of COVID-19 on its business and consolidated financial statements. Since March 2020, all travel and face-to-face meetings ceased, and most staff were asked to work from home. Staff that needed to work at an IDEX facility did so in compliance with local government guidelines.

There have not been any significant delays in development projects. However, the pandemic did cause certain, short-term customer delays in 2020, including the temporary postponement of contract-related activities (e.g., the start date of certain biometric card pilots).

4 Revenue from contracts with customers

The Company earns revenue mainly from supplying biometric fingerprint sensor products and delivering technical development and other engineering services to its customers. IDEX operates in one operating segment, fingerprint imaging and recognition technology.

The balances of trade receivables at March 31, 2021, March 31, 2020, and December 30, 2020 were $537 thousand, $79 thousand, and $487 thousand, respectively. There were no contract asset or contract liability balances at either date.

	Quarters		Full year
Amounts in USD 1,000	Q1 2021	Q1 2020	2020
EMEA	612	28	952
Americas		2	5
Asia-Pacific	11	23	56
Product revenue	**623**	**53**	**1,013**
EMEA	1		2
Americas		47	77
Asia-Pacific			3
Service revenue	**1**	**47**	**82**
Total revenue	**624**	**100**	**1,095**

INTERIM REPORT FIRST QUARTER 2021

5 Payroll expenses

	Quarters		Full year
Amounts in USD 1,000	Q1 2021	Q1 2020	2020
Salary, payroll tax, benefits, other	4,295	4,164	14,917
Share-based compensation	806	513	2,755
Payroll expenses	**5,101**	**4,677**	**17,672**

The fair value at grant date of subscription rights granted to employees is expensed over the vesting period of each tranche. The fair value of the subscription rights is determined using a Black-Scholes option pricing model. The Company's social security tax obligations related to share-based remuneration are recorded on each balance sheet date, based on the earned intrinsic value of the subscription rights, and the adjustment to the accrued balance on the balance sheet is charged or credited to cost.

6 Research and development expenses

Research and development costs are expensed when incurred, unless development costs qualify for capitalization. IDEX's patents and other intellectual property rights created by IDEX are capitalized and recorded on the statement of financial position only if they satisfy the criteria for capitalization. The same applies to development costs. IDEX has not capitalized development costs in any of the periods presented. Development costs related to the creation of intellectual property have been expensed when incurred.

	Quarters		Full year
Amounts in USD 1,000	Q1 2021	Q1 2020	2020
Gross R&D expenses	608	833	4,196
Government grants credited to cost		(793)	(2,301)
Net R&D expenses	**608**	**40**	**1,895**

In 2020, IDEX claimed research and development tax relief in the UK relating to activities in 2017, 2018, and 2019. UK tax relief in excess of payable tax is recorded as grants and credited to research and development expenses. Government support is recognized when it is probable that IDEX will qualify and receive support, and the amount can be measured reliably. The Norwegian Skattefunn grants are thus recorded in the fourth quarter each year.

7 Related party transactions

The chair of the board of directors, Morten Opstad, is a partner in Advokatfirma Ræder AS. Ræder provided legal services to the Company during the first quarter of 2021 resulting in charges of $1,353 thousand. The services include work related to the private placement of shares completed in February 2021. Mr. Opstad's work beyond board duty is invoiced by Ræder.

Lawrence Ciaccia, a member of the Company's board of directors, has served on IDEX's Strategy Advisory Committee (SAC) since 2014, and is compensated $15 thousand per year for such service. Mr. Ciaccia also provides to IDEX other consulting services for a fixed fee of $50 thousand per year.

INTERIM REPORT FIRST QUARTER 2021

8 Non-current assets

Amounts in USD 1,000	Goodwill	Intangible assets	Property, Plant, and Equipment	Right-of-use assets	Non-current receivables	Total long-term assets
Balance at 1 January 2021	**968**	**2,442**	**1,667**	**1,016**	**75**	**6,168**
Additions			70		4	**74**
Depreciation and impairment losses		(119)	(126)	(209)		**(454)**
Effects of changes in foreign currency	1		1	5		**7**
Balance at 31 March 2021	**969**	**2,323**	**1,612**	**812**	**79**	**5,795**
Balance at 1 January 2020	**941**	**2,605**	**2,013**	**1,375**	**152**	**7,086**
Additions			2			2
Depreciation and impairment losses		(104)	(148)	(177)		(429)
Effects of changes in foreign currency	(155)	(411)	(85)	(78)	(13)	(742)
Balance at 31 March 2020	**786**	**2,090**	**1,782**	**1,120**	**139**	**5,917**
Balance at 1 January 2020	**941**	**2,605**	**2,013**	**1,375**	**152**	**7,086**
Additions		198	154	427		779
Settlements					(62)	(63)
Depreciation and impairment losses		(436)	(468)	(814)		(1,719)
Depreciation on disposed and retired assets			(109)			(109)
Effects of changes in foreign currency	27	75	77	28	(15)	194
Balance at 31 December 2020	**968**	**2,442**	**1,667**	**1,016**	**75**	**6,168**

Acquired intangible assets and intellectual property rights have been capitalized. These assets are depreciated over their respective economic lives. The major items depreciate over 9.5 years and 17.3 years from acquisition, through July 2024 and to the end of 2030, respectively. Goodwill is not amortized, but is tested for impairment, at least annually. IDEX's self-developed patents and other intellectual property rights are not recorded in the statement of financial position because they do not satisfy the criteria for capitalization. Development costs have been expensed historically for the same reason. IDEX did not capitalize any development expenses in the first quarter of 2021 or 2020.

The Company is one cash generating unit and has assessed its goodwill. No impairment charge has been made.

9 Financial items

	Quarters		**Full year**
Amounts in USD 1,000	**Q1 2021**	Q1 2020	2020
Interest income	**5**	19	26
Total financial income	**5**	19	26
Interest expenses on lease liabilities	**11**	13	63
Currency exchange (gain) loss	**50**	170	414
Total financial expense	**61**	183	477
Net financial items	**(56)**	**(164)**	**(451)**

10 Income tax expense

IDEX, on a consolidated basis, has not generated taxable profits in prior years. At March 31, 2021, there was not sufficiently convincing evidence that sufficient taxable profit will be generated, against which the unused tax losses could be applied. Consequently, no deferred tax asset has been recognized in the parent. There are no restrictions as to how long tax losses may be carried forward in Norway.

INTERIM REPORT FIRST QUARTER 2021

11 Profit (Loss) per share

	Quarters		Full year
	Q1 2021	Q1 2020	2019
Profit (loss) attributable to the shareholders (USD 1,000)	(7,529)	(6,319)	(26,754)
Weighted average basic number of shares	870,493,893	717,988,732	767,069,645
Weighted average diluted number of shares	898,451,048	722,358,604	773,393,062
Profit (loss) per share, basic and diluted	**USD (0.01)**	**USD (0.01)**	**USD (0.03)**

The profit or loss per share is calculated by dividing the profit (loss) for the period by the weighted average number of ordinary shares outstanding in the period. In case of a net loss, the loss per share is calculated per basic share.

12 Shares and subscription rights

Number of financial instruments	Incentive subscription rights	Shares
Balance at 1 January 2021	**56,344,093**	**832,146,748**
15 Feb: Share issue		83,214,674
10 Mar: Share issue		298,884
Employee Stock Purchase Plan		1,060,179
Granted incentive subscription rights	934,900	
Exercised incentive subscription rights	(246,734)	
Expired/forfeited incentive subscription rights	(728,050)	
Balance at 31 March 2021	**56,304,209**	**916,720,485**
Balance at 1 January 2020	**52,875,043**	**717,988,732**
Granted incentive subscription rights	5,542,500	
Expired/forfeited incentive subscription rights	(1,321,650)	
Balance at 31 March 2020	**57,095,893**	**717,988,732**
Balance at 1 January 2020	**52,875,043**	**717,988,732**
11 May: Share issue		65,341,413
29 May: Issued shares in lieu of board remuneration		441,982
1 July: Issued shares in lieu of cash compensation		4,318,523
9 November: Share issue		42,528,181
Employee Stock Purchase Plan		1,527,917
Granted incentive subscription rights	10,452,000	
Exercised incentive subscription rights	(52,150)	
Expired/forfeited incentive subscription rights	(6,930,800)	
Balance at 31 December 2020	**56,344,093**	**832,146,748**

IDEX from time to time grants incentive subscription rights to employees and individual contractors. Unless specifically resolved otherwise, 25% of each grant of subscription rights vest per year and expire on the fifth anniversary following the general meeting that resolved the program. Unvested subscription rights terminate on the holder's last day of employment. Vested subscription rights may be exercised up to 90 days after the holder's last day of employment. The weighted average exercise price of outstanding incentive subscription rights on March 31, 2021 was NOK 1.67 per share.

Since September 1, 2020, IDEX has operated an employee stock purchase plan, whereby employees may elect to invest a portion of their compensation in shares of IDEX common stock. On March 2, 2021, employees acquired 1,060,179 shares at NOK 1.83 per share.

INTERIM REPORT FIRST QUARTER 2021

13 Inventory

Amounts in USD 1,000	March 31, 2021			March 31, 2020			December 31, 2020		
	Cost	**Reserves**	**Net**	Cost	Reserves	Net	Cost	Reserves	Net
Raw Materials	**457**	**(59)**	**398**	659	(397)	262	460	(114)	346
Work in progress	**49**		**49**	1		1	25		25
Finished Goods	**465**		**465**	748	(423)	325	588	(100)	488
Total Inventory	**971**	**(59)**	**912**	1,408	(820)	588	1,073	(214)	859

Inventory, consisting mainly of components for use in manufacturing (raw materials) and fingerprint sensor products (work in progress or finished goods) manufactured for sale, is held at cost, which is less than recoverable value. Inventory value has been reduced to reflect aging, obsolescence, and estimated shrinkage. Variations in reserves have been caused by the delay between the identification of an impairment and the physical disposal of the inventory in question.

14 Events after the balance sheet date

The board of directors resolved on April 20, 2021 to issue 2,750,000 incentive subscription rights to James A. Simms, incoming CFO of IDEX. The grant was made under the Company's 2020 Subscription Rights plan. The exercise price of the subscription rights awarded is NOK 2.71 per share, they vest by 25% per year, and they will expire on 15 May 2025. Following the grant to Mr. Simms, there are 57,782,259 subscription rights outstanding.

There have been no events between March 31, 2021 and the resolution of these interim financial statements that have had any material impact on IDEX's results in the first quarter of 2021 or the value of the Company's assets and liabilities at March 31, 2021.

IDEX Get in touch Be part of the fingerprint authentication revolution Investor relations contacts Marianne Bøe, Investor Relations E-mail: marianne.boe@idexbiometrics.com    Tel: + 47 9180 0186 Brett Perry, U.S. Investor Relations E-mail: bperry@sheltongroup.com    Tel: +1 214 272 0070 Jamie Simms, Chief Financial Officer E-mail: jamie.simms@idexbiometrics.com    Tel: +1 978 319 5372 General Enquiries E-mail: mailbox@idexbiometrics.com Follow us and join the conversation www.idexbiometrics.com twitter.com/idexbiometrics linkedin.com/company/idexbiometrics